BB

SECURI[barcode]ISSION

04017363

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 46901 52634

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Red Horse Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Route 22, Suite 2000
(No. and Street)

Bridgewater	NJ	08807
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerard Basmagy (908) 203-4642
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

29 Broadway	NY	NY	10006
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerard Basmagy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Red-Horse Securities, L.L.C., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

MARY L. RYAN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JUNE 26, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RED-HORSE SECURITIES, L.L.C.
(SEC I.D. No. 8-46901)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Table of Contents

PKF

Certified Public Accountants
A Professional Corporation

29 Broadway • New York, NY 10006
Telephone: (212) 867-8000 • Telefax: (212) 687-4346
E-mail: info@pkfny.com • www.pkfnewyork.com
Member of PKF International Limited

Independent Auditor's Report

To the Board of Directors
Red-Horse Securities, L.L.C.

We have audited the accompanying statement of financial condition of Red-Horse Securities, L.L.C. as of December 31, 2003, and the related statements of operations, member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Red-Horse Securities, L.L.C. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has ceased fixed income trading activities, and currently is not trading on behalf of customers, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

Certified Public Accountants
A Professional Corporation

January 23, 2004

RED-HORSE SECURITIES, L.L.C.

Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$	80,298
Deposits at clearing broker		100,000
Marketable securities owned - at market value (notes 1 and 3)		29,513
Receivable from clearing broker (note 2)		118,352
Prepaid expenses		18,334
Property and equipment (notes 1 and 4)		12,515
Other assets		1,673
Total assets	$	360,685

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	24,840
Commitments and contingencies (note 5)		
Member's Equity		335,845
Total liabilities and member's equity	$	360,685

See notes to financial statements

RED-HORSE SECURITIES, L.L.C.

Statement of Operations
For Year Ended December 31, 2003

Revenue	
Underwriting fees	$ 205,994
Commissions	87,595
Net realized and unrealized gains on marketable securities	76,476
Interest and dividends	3,540
Other	856
Total revenues	374,461
Expenses	
Payroll and trading commissions	605,204
Trading	54,505
Administrative and general	1,026,127
Officers' salaries	154,717
Depreciation	4,370
Total expenses	1,844,923
Net (loss)	$ (1,470,462)

See notes to financial statements

RED-HORSE SECURITIES, L.L.C.

Statement of Member's Equity
For Year Ended December 31, 2003

	Total
Balance, December 31, 2002	$ 1,806,307
Members' capital contributions	-
Net (loss)	(1,470,462)
Distributions	-
Balance, December 31, 2003	$ 335,845

See notes to financial statements

RED-HORSE SECURITIES, L.L.C.

Statement of Cash Flows
For Year Ended December 31, 2003

Cash flows from operating activities	
Net (loss)	$ (1,470,462)
Adjustment to reconcile net (loss) to net cash (used) by operating activities	
Depreciation	4,370
Changes in operating assets and liabilities	
Receivable from clearing broker	1,793,284
Marketable securities owned	1,739,983
Employee advances	8,000
Prepaid expenses	8,572
Deposits at clearing broker	500,591
Other assets	138,543
Payable to clearing broker	(1,006,390)
Marketable securities sold not yet purchased	(1,739,425)
Accounts payable and accrued expenses	(177,774)
Net cash used by operating activities	(200,708)
Cash and cash equivalents, beginning of year	281,006
Cash and cash equivalents, end of year	$ 80,298

See notes to financial statements

RED-HORSE SECURITIES, L.L.C.

Notes to Financial Statements
December 31, 2003

Note 1 - Business activities and significant accounting policies

Business Activities

Red-Horse Securities, L.L.C., a Delaware Corporation, formerly known as Dublin Research Institute LLC, is a registered broker dealer. Red-Horse Holding Corp., a New Jersey Corporation, is the sole member of the Company. The Company started operations under its new name in July, 2002, and was inactive for the early part of the year.

The Company is a non-clearing broker and does not handle any customer funds or securities. The Company currently derives revenue mainly in the form of fixed income underwriting fees and investment banking fees.

Going Concern

The financial statements have been prepared on a going concern basis which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has incurred significant losses since inception, is involved in matters of litigation (note 5), has ceased it's fixed income trading activity and currently is not trading securities on behalf of customers.

The continued operations of the Company are dependent upon its ability to raise additional capital, expand operations and successfully defend the pending legal matter discussed in note 5. All of these matters raise substantial doubt about the Company's ability to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts or assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid unrestricted short-term investments with an original maturity of three months or less to be cash equivalents.

Marketable Securities

Marketable securities owned and marketable securities sold but not yet purchased are valued at the fair market value. Unrealized gain or loss is included in determining net income or loss on a trade date basis.

Property and Equipment

Furniture, fixtures and equipment are stated at cost and are depreciated under an accelerated method over an estimated useful life of five years.

Revenue Recognition

Revenues from commissions are recorded on a trade date basis as security transactions occur.

Revenue from underwriting fees are recorded at the conclusion of the transaction and when the amount is assured and determinable.

RED-HORSE SECURITIES, L.L.C.

Notes to Financial Statements (continued)
December 31, 2003

Revenues from profits arising from security transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Income Taxes

The Company has elected to be taxed as a limited liability Company pursuant to the Internal Revenue Code and New Jersey State tax law, whereby both Federal and New Jersey State income taxes are paid at the member level.

Note 2 - Receivable from clearing broker

The Company maintains two brokerage accounts through which all trading transactions are cleared. Bond securities are cleared through one broker and equity securities through another. The receivable and all securities owned are with these same brokers. The Company is subject to credit risk if these brokers are unable to repay the receivable or return securities in its custody.

Note 3 - Marketable securities owned

Marketable securities owned consist of investment securities at quoted market values as follows:

Municipal securities	$	29,513

Note 4 - Property and equipment

Property and equipment are comprised as follows:

Furniture, fixtures and equipment, at cost	$	30,151
Less: accumulated depreciation		17,636
Net book value	$	12,515

Note 5 - Commitments and contingencies

At December 31, 2003, the Company was involved in a legal matter instituted by individuals formerly associated with the Company as employees or consultants, who have asserted claims against the Company for various counts including wrongful termination. In each of the counts plaintiffs are seeking compensatory and punitive damages.

The Company's sole member, Red-Horse Holding Corp. has been named in an action brought by the landlord of the Jersey City, New Jersey office space formerly occupied by the Company. In this action the plaintiff seeks recovery of past and future rent under the lease agreement with Red-Horse Holding Corp.

The financial statements have not been adjusted to reflect the liability, if any, that may result from the outcome of these two matters.

Note 6 - Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the Company to maintain minimum dollar net capital of $100,000. At December 31, 2003, the Company had net capital of $301,552 which was $201,552 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital is 0.08 to 1.

RED-HORSE SECURITIES, L.L.C.

Supplementary Information
Computation of Net Capital Under Rule 15c3-1
December 31, 2003

Computation of Net Capital

Total ownership equity from statement of financial condition	$ 335,845
Non-allowable assets	32,522
Haircuts and undue concentration on securities	1,771
Net capital	$ 301,552

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 1,657
Minimum dollar net capital requirement	$ 100,000
Excess net capital	$ 201,552
Ratio: aggregate indebtedness to net capital	0.08 to 1

The Company claims exception from the requirements of Rule 15c3-3, under Section (k) (2) (B) of the rule.

A reconciliation with the Company's computation of net capital as reported in Part IIA of Form XA-17A5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

* * *

PKF

Certified Public Accountants
A Professional Corporation

29 Broadway • New York, NY 10006
Telephone: (212) 867-8000 • Telefax: (212) 687-4346
E-mail: info@pkfny.com • www.pkfnewyork.com
Member of PKF International Limited

Independent Auditor's Supplementary Report on Internal Control

To the Board of Directors
Red-Horse Securities, L.L.C.

In planning and performing our audit of the financial statements and supplementary schedule of Red-Horse Securities, L.L.C. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatement caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls and its operation, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Red-Horse Securities, L.L.C. to achieve all the divisions of duties and cross-checks generally included in a system of internal controls and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF
Certified Public Accountants
A Professional Corporation

January 23, 2004